UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 28, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO ANNOUNCES DECISION TO OPEN REPRESENTATIVE OFFICES IN SOUTHERN FEDERAL
DISTRICT AND AMUR REGION

Moscow, Russia – December 27, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the Board of Directors’ decision to open its official representative offices in the Southern Federal District and the Amur Region.
The decision to open Mechel OAO’s representative offices in the Southern Federal
District’s city of Rostov-on-Don and the Amur Region’s city of Blagoveshchensk was made at the meeting of the Board of Directors on December 22, 2010.
Mr. Sergei M. Nazarov was appointed Head of the representative office in the
Southern Federal District. The legal address of the representative office is:
344010, Russian Federation, Rostov Region, Rostov-on-Don, Semashko alley, 114.
The new representative office will allow for more efficient management of the
Mechel group’s assets in the Southern Federal District, as well as prompt reaction to the region’s needs in its intensive development in view of
2014Winter Olympics at Sochi and 2018 World Football Championship which will be held partly in the Southern District (the cities of Krasnodar, Rostov-on-Don and
Sochi).
Mr. Oleg V. Burkov was appointed Head of the representative office in the Amur
Region. The legal address of the representative office is: 675000, Russian
Federation, Blagoveshchensk, Amur Region, Krasnoarmeyskaya St, 173, office 102.
The representative office will provide more efficient assistance to the Mechel group’s enterprises in constructing and exploiting the Elga Coal Complex, as well as actual data on several major federal projects, such as construction of the Vostochny cosmodrome, modernization of the Trans-Siberian Railway and the
Baykal-Amur Railroad’s northern latitudinal passage.
The functions of both representative offices will include establishing and maintenance of contacts with government authorities and business community of the Southern Federal District and the Amur Region respectively, representation of Mechel group’s interests, strengthening cooperation with Mechel’s partners and establishing new relations to ensure expansion of the group’s activities.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies operating in four segments:
mining, steel, ferroalloys and power. Mechel's operations produce coal, iron ore concentrate, crude steel, rolled steel, ferroalloys, value-added downstream metal products as well as electric and heat power. Mechel markets its products both domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 28, 2010	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO